UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

Securities Exchange Act of 1934
Release No. 51357 / March 10, 2005

Admin. Proc. File No. 3-11831

In the Matter of AMITELO COMMUNICATIONS, INC., and WHITEHALL ENTERPRISES, INC.	ORDER MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT

SUMMARY

This Order revokes the registration of the securities of Amitelo Communications, Inc. (ALOC), and of Whitehall Enterprises, Inc. (WTHL). The revocation is based on the corporations' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on February 15, 2005, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that the securities of ALOC and of WTHL are registered under Section 12(g) of the Exchange Act, that each is delinquent in filing its required periodic reports - ALOC since the period ended December 31, 1995, and WTHL since the period ended June 30, 2002. ALOC was served with the OIP on February 17, 2005, and WTHL, on February 16, 2005. Each failed to file an answer, due within ten days after service of the OIP. OIP at 3. A Respondent that fails to file an answer to the OIP may be deemed to be in default, and the administrative law judge may determine the proceeding against it. *See* 17 C.F.R. §§ 201.155(a), .220(f); OIP at 3. ALOC and WTHL are in default, and the undersigned finds that the allegations in the OIP are true.

II. FINDINGS OF FACT

Securities of ALOC and of WTHL are, and were during the time at issue, registered with the Commission pursuant to Section 12(g) of the Exchange Act. ALOC failed to file annual reports (on Forms 10-K or 10-KSB) and quarterly reports (on Forms 10-Q or 10-QSB) for any fiscal period subsequent to the period ended December 31, 1995. WTHL failed to file annual and quarterly reports for any fiscal period subsequent to the period ended June 30, 2002. ALOC's last filing reported assets of $2,363,112, liabilities of $2,574,417, and a net loss of $907,461 for the year ended December 31, 1995. WTHL's last filing reported assets of $3,100,463, liabilities of $1,610,560, and a net loss of $734,330 for the nine months ended June 30, 2002. WTHL has a void status with the Delaware Secretary of State and is currently in an involuntary, Chapter 7, bankruptcy proceeding. ALOC and WTHL were quoted on the Pink Sheets as of November 30, 2004, and are two of the highest volume delinquent issuers quoted on the Pink Sheets.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, ALOC and WTHL violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the securities of ALOC and of WTHL will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation accords with Commission precedent and sanction considerations set forth in *Steadman v. SEC*, 603 F.2d 1126, 1140 (5th Cir. 1979), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. *See Freedom Golf Corp.*, 80 SEC Docket 791 (A.L.J. May 15, 2003); *Hamilton Bancorp, Inc.*, 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); *WSF Corp.*, 77 SEC Docket 1831 (A.L.J. May 8, 2002).

ALOC and WTHL violated a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history).

The violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Additionally, as the Commission has noted, "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes. Revocation . . . can make such issuers less appealing to persons who would put them to fraudulent use." e-smart Technologies, Inc., Securities Act Release No. 50514 (Oct. 12, 2004) at 5 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the securities of Amitelo Communications, Inc., IS REVOKED.

IT IS FURTHER ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the securities of Whitehall Enterprises, Inc., IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge